Executed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission File number: 1-13546

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
1310 Electronics Drive
Carrollton, Texas 75006-5039

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland

STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS

STMicroelectronics, Inc.
401(k) Savings Plan

Report on Audits of Financial Statements and Supplemental Schedule

As of December 31, 2001 and 2000
and for the Year Ended December 31, 2001

STMicroelectronics, Inc. 401(k) Savings Plan
Index to Financial Statements and Supplemental Schedule

* Other schedules required by the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 700
1850 North Central Avenue
Phoenix AZ 85004-4563
Telephone (602) 364 8000
Facsimile (602) 364 8001

Report of Independent Accountants

To the Participants and Administrator of
STMicroelectronics, Inc. 401(k) Savings Plan and
Retirement Committee:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying Index to Financial Statements and Supplemental Schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 20, 2002

STMicroelectronics, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits
as of December 31, 2001 and 2000

	2001	2000
Investments		
Investments, at fair value	$ 182,614,429	$ 181,441,297
Loans to participant	7,952,199	7,322,801
Net assets available for benefits	$ 190,566,628	$ 188,764,098

The accompanying notes are an integral part of these financial statements.

STMicroelectronics 401(k) Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2001

Additions to net assets attributed to:	
Investment income (loss):	
Interest and dividends	$ 3,881,762
Net depreciation in fair value of investments	(22,277,261)
Total loss on investments	(18,395,499)
Contributions:	
Employer contributions	10,382,852
Participant contributions	15,790,820
Total contributions	26,173,672
Transfer from plan merger	5,211,807
Total additions	12,989,980
Deductions from net assets attributed to:	
Benefits paid to participants	(11,187,450)
Net increase in net assets available for benefits	1,802,530
Net assets available for benefits:	
Beginning of year	188,764,098
End of year	$ 190,566,628

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM"). The Plan was established to provide for voluntary contributions by participants, and automatic and matching contributions by the employer. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

Eligibility

As of January 1, 2001, all employees of STM who are at least 18 years of age are eligible to participate in the Plan. Prior to January 1, 2001, all employees of STM who were at least 18 years of age and had three months of service, were eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Service); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the United States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; or (iv) an employee who is bound by a collective bargaining agreement.

Contributions

Plan contributions consist of four components: (i) eligible employee deferral contributions up to 18% (increased to 25% as of January 1, 2002) of the participant's compensation each pay period up to an annual before tax dollar limitation in accordance with the Internal Revenue Service ($10,500 for 2001); (ii) contributions from STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation; (iii) contributions by STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service; and (iv) rollover contributions from a participant's personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

1. Plan Description (Continued)

Vesting
Participants are fully vested in their contributions and the earnings thereon. A participant who has been credited with an hour of service after December 31, 2000 shall be 100% vested in employer contributions and earnings thereon. Prior to December 31, 2000 participants vested in employer contributions and earnings thereon, as reflected in the following vesting schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Currently, automatic vesting is attained by a participant if any of the following occur while actively employed by STM: death of the participant, attainment of age 65, or separation of service due to a permanent disability.

Benefit Payments
In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. A participant who has attained age 59½ may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. After-tax and rollover contributions can be withdrawn at any time. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump-sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

Forfeitures
Upon termination of service, a participant forfeits any nonvested employer matching contributions and earnings thereon. Such forfeitures are used to reduce future contributions by STM. Forfeitures so used by STM totaled approximately $93,888 during the year ended December 31, 2001.

Plan Termination
Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the Plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contribution due under the Plan and each participant shall be 100% vested in the Plan.

1. Plan Description (Continued)

Administrative Expenses
STM pays all administrative expenses of the Plan. Accordingly, these costs are not reflected in the accompanying financial statements.

Participant Loans
The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. Loans bear interest at 6% and are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period.

Investments Options
Participants of the Plan may allocate contributions among the nineteen investment options described below. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time.

Fidelity Retirement Government Money Market Portfolio
Normally invests at least 80% of assets in U.S. government securities and repurchase agreements for those securities, and enters into reverse repurchase agreements. An investment in this portfolio is not guaranteed or insured by the FDIC or any other government agency. Although the money market fund seeks to preserve the value of the investment at $1.00 per share, it is possible to lose money by investing in this fund.

Fidelity U.S. Bond Index Fund
Normally invests at least 80% of total assets in bonds included in the Lehman Brothers Aggregate Bond Index.

INVESCO High Yield Fund
Normally invests at least 65% of assets in a diversified portfolio of high yield corporate bonds and preferred stocks, which are typically below investment-grade quality. The rest of the assets are invested in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, bank CDs, corporate short-term notes and municipal obligations. The fund may invest up to 25% of assets in foreign debt securities.

Fidelity Puritan Fund
Normally invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral. The fund will invest at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stocks). The fund may invest in securities of domestic and foreign issuers.

Spartan U.S. Equity Index Fund
Normally invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States. The fund may also lend securities to earn income for the fund. Statistical sampling techniques based on such factors as capitalization, industry exposures, dividend yield, price/earnings ratio, price/book ratio, and earnings growth are used in selecting investments for the fund.

1. **Plan Description (Continued)**

Fidelity Contrafund
Normally invests primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. The fund invests in securities of companies, whose value the manager believes is not fully recognized by the public.

Fidelity Magellan Fund
Normally invests primarily in common stocks of domestic and foreign issuers. Invests in either 'growth' stocks or 'value' stocks or both.

UAM FMA Small Company Portfolio
Normally invests in common stocks of smaller, less established companies in terms of revenues, assets, and market capitalizations. The portfolio will invest at least 65% of its assets in stocks of companies with market capitalizations ranging from $50 million to $1 billion. The portfolio may also invest in fixed-income securities.

Fidelity Diversified International Fund
Normally invests in foreign securities. Normally invests primarily in common stocks. Foreign markets, especially those in emerging markets, can be more volatile than the U.S. market due to increased risk of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

STMicroelectronics Stock Fund
Normally invests primarily in the stock of STMicroelectronics N.V., the parent company of STM, as well as in short-term investments. The amount of short-term investments is based upon a target established by the plan sponsor, but the actual amount of short-term investments on any business day will vary with the amount of cash awaiting investment and participant activity of the fund (contributions, redemption, exchanges, withdrawals, etc.).

Fidelity Asset Manager
Allocates the fund's assets among domestic and foreign stocks, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term/money market instruments.

Fidelity Asset Manager - Growth
Allocates the fund's assets among domestic and foreign stocks, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 70% of assets in stocks, 25% of assets in bonds, and 5% of assets in short-term/money market instruments.

Fidelity Asset Manager - Income
Allocates the fund's assets among stocks, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 20% of assets in stocks, 50% of assets in bonds, and 30% of assets in short-term/money market instruments.

Fidelity Freedom Income Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity Funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

1. Plan Description (Continued)

Fidelity Freedom 2000 Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Having met its target date, Freedom 2000 continues becoming more conservative for 5-10 years, until the asset mix is approximately 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. Targeted to investors expected to retire around the year 2000.

Fidelity Freedom 2010 Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. After reaching its target date, the asset allocation strategy continues becoming more conservative for 5-10 years, until the asset mix is approximately 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. Targeted to investors expected to retire around the year 2010.

Fidelity Freedom 2020 Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. After reaching its target date, the asset allocation strategy continues becoming more conservative for 5-10 years, until the asset mix is approximately 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. Targeted to investors expected to retire around the year 2020.

Fidelity Freedom 2030 Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. After reaching its target date, the asset allocation strategy continues becoming more conservative for 5-10 years, until the asset mix is approximately 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. Targeted to investors expected to retire around the year 2030.

Fidelity Freedom 2040 Fund
Invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2040 approaches its target retirement date. After reaching its target date, the asset allocation strategy continues becoming more conservative for 5-10 years, until the asset mix is approximately 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market funds. Targeted to investors expected to retire around the year 2040.

2. Summary of Significant Accounting Policies

Method of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at December 31, 2001 and 2000 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2001. Actual results could differ from those estimates.

Valuation of Investments
Investments are valued at the net asset value (fair value) per unit reported by those funds. The fair value has been measured by quoted market prices in an active market. Investments in individual funds or portfolios are accounted for as shares of the fund or portfolio.

Investment Income
Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

Net Appreciation (Depreciation) in Fair Value
The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

3. Investments

The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2001 and 2000 were as follows:

	2001	2000
Fidelity Puritan	$ 10,522,169	$ 10,062,612
Fidelity Magellan	54,993,100	59,086,033
Fidelity Contrafund	25,981,502	29,396,882
Fidelity Retirement Government Money Market	23,827,150	17,886,683
Spartan U.S. Equity Index	17,833,707	18,971,852
STMicroelectronics Stock Fund	18,334,636	21,174,110

3. Investments (Continued)

During the Plan year ended December 31, 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by $22,277,261, as follows:

Mutual funds	$ (17,079,550)
STMicroelectronics Stock Fund	(5,197,711)
Net realized and unrealized depreciation in fair value of investments	$ (22,277,261)

4. Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

5. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions. In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of the Plan sponsor.

6. Tax Status

The Plan obtained its latest determination letter on January 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended and is awaiting receipt of a new determination letter. However, the Plan's administrator believes the Plan is currently being operated in compliance with the Internal Revenue Code. Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

7. Plan Merger

During the years ended December 31, 2000 and 2001, STM acquired WaferScale Integration, Inc. ("WSI"), Metaflow and the The Portland Group, Inc. ("PGI"). In connection with these acquisitions, STM assumed responsibility for the WSI 401(k) Plan, the Metaflow 401(k) Plan and the PGI 401(k) Plan (collectively the "401(k) Plans"). Concurrent with the acquisition, the decision was made to merge the 401(k) Plans into the Plan. During the year ended December 31, 2001, all assets were transferred from the 401(k) Plans to the Plan.

SUPPLEMENTAL SCHEDULE

STMicroelectronics, Inc. 401(k) Savings Plan
Schedule of Assets (Held at End of Year)
as of December 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
***	STMicroelectronics N.V.	STMicroelectronics Stock Fund	$ -	$ 18,334,636
*	Fidelity Investments, Inc.	Fidelity Retirement Government Money Market Portfolio	-	23,827,150
*	Fidelity Investments, Inc.	UAM FMA Small Company Portfolio	-	3,269,383
*	Fidelity Investments, Inc.	INVESCO High Yield Fund	-	394,736
*	Fidelity Investments, Inc.	Fidelity Puritan Fund	-	10,522,169
*	Fidelity Investments, Inc.	Fidelity Magellan Fund	-	54,993,100
*	Fidelity Investments, Inc.	Fidelity Contrafund	-	25,981,502
*	Fidelity Investments, Inc.	Fidelity Asset Manager	-	2,875,274
*	Fidelity Investments, Inc.	Fidelity Asset Manager - Growth	-	6,007,777
*	Fidelity Investments, Inc.	Fidelity Asset Manager - Income	-	1,693,865
*	Fidelity Investments, Inc.	Diversified International Fund	-	5,143,665
*	Fidelity Investments, Inc.	Fidelity Freedom Income Fund	-	223,394
*	Fidelity Investments, Inc.	Fidelity Freedom 2000 Fund	-	551,435
*	Fidelity Investments, Inc.	Fidelity Freedom 2010 Fund	-	869,400
*	Fidelity Investments, Inc.	Fidelity Freedom 2020 Fund	-	1,057,309
*	Fidelity Investments, Inc.	Fidelity Freedom 2030 Fund	-	1,756,087
*	Fidelity Investments, Inc.	Fidelity Freedom 2040 Fund	-	184,944
*	Fidelity Investments, Inc.	Spartan U.S. Equity Index Fund	-	17,833,707
*	Fidelity Investments, Inc.	Fidelity U.S. Bond Index Fund	-	7,094,896
	Participant Loans	Interest at 6%, maturing between 1 year and 5 years and collateralized by the participant's account balance	-	7,952,199
		Total investments	$ -	$ 190,566,628

* This is a related party to the Plan's Trustee, Fidelity Management Trust Company, a party-in-interest for which a statutory exemption exists.

** All investments are participant directed or participant loans, therefore, disclosure of cost is not required.

*** This qualifies as a party-in-interest for the Plan.

See Report of Independent Accountants.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan

Date: June 25, 2002

By: ______________________
Name: A. McK. Malone
Title: Vice-President -Finance
and Chief Financial Officer
STMicroelectronics, Inc.

INDEX TO EXHIBITS

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-06390) of STMicroelectronics NV of our report dated June 20, 2002 relating to the financial statements of STMicroelectronics, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000 and for the year ended December 31, 2001, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Phoenix, AZ

June 25, 2002